July 9, 2024

Brian Bolster
Executive Vice President, Finance and Chief Financial Officer
NextEra Energy, Inc.
700 Universe Bouldevard
Juno Beach, Florida 33408

        Re: NextEra Energy, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-08841
Dear Brian Bolster:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation